UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.            )*

HC2 Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

90131T208
(CUSIP Number)

Alexander H. McMillan
Chief Compliance Officer
Benefit Street Partners L.L.C.
Providence Equity Capital Markets L.L.C.
9 West 57th Street, Suite 4700
New York, NY 10019
(212) 588-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:
Craig Marcus
Ropes & Gray LLP
800 Boylston Street
Boston, Massachusetts 02199
(617) 951-7802

May 29, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90131T208	SCHEDULE 13D	Page 2 of 12

1.	Names of Reporting Persons. Benefit Street Partners L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,823,750
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,823,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,823,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 14.1%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 90131T208	SCHEDULE 13D	Page 3 of 12

1.	Names of Reporting Persons. Providence Equity Capital Markets L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 867,426
9. Sole Dispositive Power 0
10. Shared Dispositive Power 867,426

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 867,426
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 90131T208	SCHEDULE 13D	Page 4 of 12

1.	Names of Reporting Persons. Jonathan M. Nelson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,691,176
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,691,176

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,691,176
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 17.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 90131T208	SCHEDULE 13D	Page 5 of 12

1.	Names of Reporting Persons. Paul J. Salem
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,691,176
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,691,176

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,691,176
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 17.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 90131T208	SCHEDULE 13D	Page 6 of 12

1.	Names of Reporting Persons. Glenn M. Creamer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,691,176
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,691,176

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,691,176
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 17.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 90131T208	SCHEDULE 13D	Page 7 of 12

1.	Names of Reporting Persons. Thomas J. Gahan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,691,176
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,691,176

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,691,176
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 17.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 90131T208	SCHEDULE 13D	Page 8 of 12

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of HC2 Holdings, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 460 Herndon Parkway, Suite 150, Herndon, VA 20170.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)           This Schedule 13D is filed by Benefit Street Partners L.L.C. (“BSP”), Providence Equity Capital Markets L.L.C. (“PECM”), Jonathan M. Nelson, Paul J. Salem, Glenn M. Creamer and Thomas J. Gahan.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Pursuant to the terms of the Securities Purchase Agreement entered into by and among the Company, the Providence Funds (as defined below) and certain other parties thereto, dated May 29, 2014 (the “SPA”), Providence Debt Fund III L.P., PECM Strategic Funding L.P., Providence Debt Fund III Master (Non-US) L.P. and Benefit Street Partners SMA LM L.P. (collectively, the “Providence Funds”) acquired shares of Common Stock and Convertible Preferred Stock of the Company.  BSP is the investment manager of Providence Debt Fund III L.P., Providence Debt Fund III Master (Non-US) L.P. and Benefit Street Partners SMA LM L.P. (collectively, the “BSP Funds”).  PECM is the investment manager of PECM Strategic Funding L.P.  Messrs. Creamer, Gahan, Nelson and Salem collectively control each of BSP and PECM through their indirect ownership of membership interests of BSP and PECM.  As a result, each of Messrs. Creamer, Gahan, Nelson and Salem and BSP may be deemed to share beneficial ownership of the shares of Common Stock held by the BSP Funds, and each of Messrs. Creamer, Gahan, Nelson and Salem and  PECM may be deemed to share beneficial ownership of the shares of Common Stock held by PECM Strategic Funding L.P.  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole.  The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group.  In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b)    The principal business address of BSP, PECM and Thomas J. Gahan is c/o Benefit Street Partners L.L.C., 9 West 57th Street, Suite 4700, New York, NY 10019.  The principal business address of Jonathan M. Nelson, Paul J. Salem and Glenn M. Creamer is c/o Providence Equity Partners L.L.C., 50 Kennedy Plaza, 18th Floor, Providence, RI 02903.

(c)    The principal business of the Reporting Persons is investment and/or investment management.

(d)    No Reporting Person has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)     Each of BSP and PECM is a limited liability company organized under the laws of the State of Delaware.  Each of Jonathan M. Nelson, Paul J. Salem, Glenn M. Creamer and Thomas J. Gahan is a citizen of the United States.

CUSIP No. 90131T208	SCHEDULE 13D	Page 9 of 12

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds for the purchase of the Common Stock and Convertible Preferred Stock reported herein were derived from the capital contributions by the partners of the Providence Funds and the available funds of such entities.  A total of $15,500,000 was paid to acquire such Common Stock and Convertible Preferred Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes.  The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities.  Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate.  In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Company or dispose of all or a portion of the securities of the Company that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Registration Rights Agreement by and among the Company, the Providence Funds and certain other parties thereto, dated May 29, 2014 (the “Registration Rights Agreement”).  In addition, the Reporting Persons may engage in discussions with management and members of the board of directors of the Company (the “Board”) regarding the Company, including, but not limited to, the Company’s business and financial condition, results of operations and prospects.  The Reporting Persons may take positions with respect to and seek to influence the Company regarding the matters discussed above.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

The Reporting Persons may in the future take such actions as they deem necessary to effect the foregoing.  Such actions may include, without limitation: communicating with management, the Board, other investors, industry participants and other relevant parties about one or more of the items described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

CUSIP No. 90131T208	SCHEDULE 13D	Page 10 of 12

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a)           See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons.  References to percentage ownerships of Common Stock in this Statement are based upon 17,769,765 shares of Common Stock outstanding (consisting of (i) 16,269,765 shares of Common Stock stated to be outstanding as of May 26, 2014 in the SPA, plus (ii) 1,500,000 shares of Common Stock issued by the Company under the SPA).   The Reporting Persons may be deemed to beneficially own an aggregate of 3,691,176 shares of Common Stock (consisting of (i) 2,941,176 shares of Common Stock that can be acquired upon the conversion of outstanding shares of the Company’s Series A Convertible Participating Preferred Stock, $0.001 par value per share (the “Convertible Preferred Stock”), and (ii) 750,000 shares of Common Stock), which represents approximately 17.8% of the Company’s Common Stock, calculated in accordance with Rule 13d-3 under the Act.  The shares of Convertible Preferred Stock are convertible into a number of shares of Common Stock determined by dividing the accrued value of the shares of Convertible Preferred Stock to be so converted by the conversion price in effect at the time of such conversion.  The current conversion price is $4.25 and may be adjusted from time to time.  The accrued value for each share of Convertible Preferred Stock is equal to $1,000 and is subject to increase in the future by the amount of any unpaid dividends on the Convertible Preferred Stock.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole.  The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b)           See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.  The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c)           Except with respect to the acquisition of shares of Common Stock and Convertible Preferred Stock acquired pursuant to the SPA and as set forth in this Item 5, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e)           Not applicable.

CUSIP No. 90131T208	SCHEDULE 13D	Page 11 of 12

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Other than as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person enumerated in Item 2 and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Securities Purchase Agreement

The Providence Funds entered into a Securities Purchase Agreement on May 29, 2014 by and among the Company, the Providence Funds and certain other parties. Pursuant to the SPA, the Providence Funds acquired 750,000 shares of Common Stock and 12,500 shares of Convertible Preferred Stock for aggregate consideration of $15,500,000.  The terms of the SPA include, but are not limited to transfer restrictions, pre-emptive rights on equity, non-convertible and non-voting preferred and debt securities, and a three year standstill provision, in each case subject to the terms specified in the SPA.  The SPA also grants to the parties to the SPA, upon the conversion of the Convertible Preferred Stock held by such parties and subject to certain conditions being met, the right to nominate at least one director to the Board, designated by a 75% majority of Common Stock held by such parties.  The Providence Funds also have the right to appoint one non-voting observer to the Board, so long as the Providence Funds continue to own at least 35% of the shares of Convertible Preferred Stock acquired under the SPA (or the shares of Common Stock issued upon the conversion thereof). This summary description does not purport to be complete, and is qualified in its entirety by the SPA, a copy of which is filed as Exhibit 1 and is incorporated herein by reference.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, dated May 29, 2014, the Company granted certain registration rights to the Providence Funds with respect to certain public offerings of the Company’s Common Stock.  Set forth below is a summary description of the registration rights.  This summary description does not purport to be complete, and is qualified in its entirety by the Registration Rights Agreement, a copy of which is filed as Exhibit 2 and is incorporated herein by reference.

Demand Registration Rights.  At any time after the fiftieth day following the agreement, the Company receives a request from the holder of the Company’s stock that the Company file a Form S-1 registration statement, and such holders have anticipated an aggregate offering price, net of expenses, of at least $5 million, then the Company shall (i) within two days after the date of such request give notice to all other holders of registrable securities and (ii) shall, as soon as practicable, and in any event within thirty days after the date of the request, file a Form S-1 registration statement under Securities Act of 1933, as amended, covering all registrable securities for which the holders have requested registration.

Piggyback Registration Rights.  If the Company proposes to register any of its shares under the Securities Act of 1933, as amended, in connection with the public offering of such securities, the Company must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities that each such holder may request to be registered.

CUSIP No. 90131T208	SCHEDULE 13D	Page 12 of 12

Form S-3 Registration.  Holders of the Company’s registrable securities have the right, subject to certain conditions, to request that the Company file a shelf registration statement on Form S-3.  The Company also has the right to defer the filing of a registration statement pursuant to this request up to 45 days if the Company’s board of directors determines it would be seriously detrimental to the Company and its shareholders for such Form S-3 to be effected at such time.  The Company may not utilize this right more than once in any 12-month period.

Expenses of Registration.  The Company will pay all expenses (other than underwriting discounts and commissions and stock transfer taxes) incurred in connection with the exercise of registration rights under the Registration Rights Agreement, including without limitation all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel and reasonable expenses of one legal counsel of the selling holders.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Securities Purchase Agreement, dated as of May 29, 2014, by and among the Company, the Providence Funds and certain other parties.

2	Registration Rights Agreement, dated as of May 29, 2014, by and among the Company, the Providence Funds and certain other parties.
3	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act by and among the BSP, PECM, Jonathan M. Nelson, Paul J. Salem, Glenn M. Creamer and Thomas J. Gahan, dated June 9, 2014.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 9, 2014

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title	Authorized Signatory

PROVIDENCE EQUITY CAPITAL MARKETS L.L.C.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title	Authorized Signatory

By:	/s/ Jonathan M. Nelson
Name:	Jonathan M. Nelson

By:	/s/ Paul J. Salem
Name:	Paul J. Salem

By:	/s/ Glenn M. Creamer
Name	Glenn M. Creamer

By:	/s/ Thomas J. Gahan
Name	Thomas J. Gahan